Mail Stop 6010   March 5, 2008

Mr. Ronald D. Hunter
Chairman, President, and Chief Executive Officer
Standard Management Corporation
10689 North Pennsylvania Street
Indianapolis, Indiana 46280

        **Re: Standard Management Corporation
                Preliminary information statement on Schedule 14C filed February 26, 2008
                File No. 0-20882**

Dear Mr. Hunter:

        This is to advise you that we have limited our review of the above information statement
to the issues identified below. We will make no further review of this filing.

General

1. We note that the company has filed a PRE 14C but is soliciting votes at the special
    meeting. Regulation 14C calls for the filing of a PRE 14C when "proxy authorization or
    consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act."
    In this case the registrant is soliciting shareholders to vote at the special meeting.
    Therefore the requirements of Regulation 14A apply. Please re-file the information
    statement on the proper form on Schedule 14A.

The Special Meeting of Standard Management Shareholders, page 5

2. In this section the company states that "Approval of the amendment to our Restated
    Articles of Incorporation requires that holders of more shares vote in favor of the
    amendment than vote against." Please provide us an analysis to explain why the
    requirement for approval of an amendment to the articles of incorporation under
    applicable State law does not require approval by a majority of the outstanding shares of
    common stock. We may have further comments after reviewing your response.

<u>Amendment of Standard Management's Amended and Restated Articles of Incorporation to
Increase the Company's Authorized Common Stock, page 6</u>

3. We note that the number of shares of common stock currently issued and outstanding is about 45.7 million, and after the approval of the proposal to increase the company's authorized common stock the company will have 300 million shares of common stock authorized giving the company authority to issue a significant amount of additional shares of common stock without stockholder approval. Please revise the filing to include a discussion of the dilutive effect these additional share issuances could have on current stockholders.

*   *   *

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Philip L. McCool, Esq.
       Sommer Barnard P.C.
       One Indiana Square, Suite 3500
       Indianapolis, Indiana 46204